A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Europe
Limited
(Dormant)
A.M. Best Europe –
Information Services
Limited
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M Best Europe Rating Services
Limited
(Board of Directors)
A.M. Best America Latina, S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure

- President & Chairman A.M. Best Rating Services, Inc.
  - Senior Vice President Information Services
    - Vice President Application Services
    - Vice President Rating Systems
    - Vice President BestLink
    - Assistant Vice President Technical Engineering Services
  - Execute Vice President & COO Rating Services AMBRS
    - Senior Managing Director & Chief Rating Officer
      - Managing Director North American Property Casualty
      - Managing Director PC Reinsurance & Large Commercial
      - Managing Director North American & Caribbean Life Health Ratings
      - Senior Director Insurance-Linked Securities
    - Managing Director Rating Operations
    - Managing Director Credit Rating Criteria
    - Senior Director Data Management
  - Senior Managing Director Business Development, Support & Building Engineering
    - Director Public Relations
    - Director Building Engineering Services
  - Chief Executive Officer EMEA/AMBAP & Chairman AMBAPS
    - Managing Director Market Development & Information Services AMBERS
    - Compliance Officer AMBERS
      - Compliance Officer AMBAP & AMBAPS
    - Director Human Resources & Operations AMBERS
    - Finance Director Accounting AMBERS & AMBAP
    - Managing Director Analytics AMBERS
    - Senior Director AMBERS
    - Managing Director Analytics AMBAP & AMBAPS
    - Managing Director Market Development AMBAP & AMBAPS
  - Senior Managing Director Industry Relations Americas & AMBAL
    - Managing Director Capital Markets
    - Director Industry Relations
    - Managing Director AMBAL
    - Associate Director Compliance AMBAL
  - Senior Managing Director & Chief Compliance Officer
    - Senior Director Regulatory Research & Risk Analysis
    - Director Compliance
    - Director Compliance Internal Testing
    - Director Compliance Reporting
  - Vice President